Exhibit 99.1

TuanChe Limited Files Its Annual Report on Form 20-F

BEIJING, May 14, 2021 /PRNewswire/ -- TuanChe Limited  ("TuanChe" or the "Company") (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the Securities and Exchange Commission on May 14, 2021.

The annual report, which contains the Company's audited consolidated financial statements, can be accessed on the Company's investor relations website at http://ir.tuanche.com/ or the SEC's website at www.sec.gov. The Company will also provide a hard copy of the annual report containing the audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Chenxi Yu
Tel: +86 (10) 6398-2942
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com